UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 February 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Call for action by WFP and TNT World Economic Forum: Corporations’ structural involvement with humanitarian organisations urgently needed, 28 January 2005

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28 January 2005

CALL FOR ACTION BY WFP AND TNT AT WORLD ECONOMIC FORUM:

Corporations’ structural involvement with humanitarian organisations urgently needed

Speaking to a gathering of CEO’s of leading international companies during the World Economic Forum meeting in Davos, Switzerland this evening, TNT CEO Peter Bakker and United Nations World Food Programme Executive Director James Morris will make an urgent appeal for increased corporate involvement with humanitarian organisations. Partnerships such as TNT’s cooperation with the World Food Programme (WFP) are effective in helping solve global problems and important to the future success of companies, said the pair.

The two-year-old partnership between TNT and WFP has proved beneficial for both parties, with the most dramatic evidence of its value demonstrated in the aftermath of the 26 December tsunami in Southeast Asia. Because WFP and TNT have an established emergency response programme in place, they were able to take quick and effective action to help victims.

TNT delivered support focusing on its core competencies such as transporting goods by truck and plane and making available warehouse space for storage of food and emergency equipment. A joint TNT/WFP convoy of 20 trucks loaded with high-energy biscuits, rice, water and diesel fuel was the first transport to arrive in Banda Aceh. TNT was also able to provide cash funds immediately for relief efforts. TNT staff were made available to help coordinate warehousing and transportation and to handle ground logistics at small airports in the disaster area.

“WFP is profoundly grateful to have a long-term partnership with TNT, which helped us act almost immediately after the tsunami. What TNT is doing for us – and more importantly for those we serve – is just fantastic,” said Morris. “Currently all eyes and efforts are focused on Asia, but let’s not forget other parts of the world where millions are desperately in need of help. We urgently call upon major companies to duplicate this kind of support and offer their expertise. It clearly works.”

Bakker commented on the benefits companies can gain from humanitarian partnerships. “Taking responsibility of our world is all about combining efforts, skills and strengths,” he said. “We have seen company pride and corporate reputation improve as a result of our involvement with WFP. In the service industry we are in, a more motivated workforce will provide a competitive edge. To attract the best possible new talent for TNT, we also have to listen to the ideas and concerns of future corporate leaders. Companies that show real commitment to corporate social responsibility will be able to attract new talent to their ranks, and enlisting the support of high-potential individuals is essential for future success of joint corporate and humanitarian efforts.”

Global research supports TNT’s belief in corporate benefits of humanitarian partnerships

TNT recently commissioned research agency Trendbox to conduct a global survey among more than 1,300 next-generation managers. The survey revealed that these individuals are concerned about the world and about mankind. Respondents believe that humanitarian issues – wars and conflicts, terrorism, environmental problems, hunger and poverty – are much more threatening to the world than current CEOs believe, as shown in a 2004 survey.

The survey also revealed that companies must act to convince the next generation that they care about humanitarian issues. It showed that the next generation is skeptical of companies’ willingness to help solve global problems, and that today’s high-potential employees want to work for companies that have well-defined corporate values and purposes, and engage in enterprise development.

The trendbox survey can be found at www.tpg.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 1 February 2005

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